THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

1980 FESTIVAL PLAZA DRIVE, SUITE 530

LAS VEGAS, NEVADA 89135

(702) 524-9151

tccesq@aol.com

February 27, 2020

Chris Edwards

Division of Corporate Finance, Office of Life Sciences

US Securities and Exchange Commission

Washington, DC 20549

Re: Limitless Venture Group, Inc.

Offering Statement on Form 1-A

File No. 024-11128

Request for Acceleration of Qualification

Dear Mr. Edwards:

Limitless Venture Group, Inc. (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Offering Statement (File No.: 024-11128) to become qualified at 4:00 PM Eastern Standard Time on Tuesday, March 3, 2020, or as soon thereafter as practicable.

Further, the Company acknowledges that:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the notice of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook, Esq.

Thomas C. Cook, Esq.